

Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended June 30, 2006 and 2005
(in millions)

	Second Quarter June 30, 2006	Second Quarter June 30, 2005	First Half June 30, 2006	First Half June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Financing revenue				
Operating leases	$ 1,370	$ 1,339	$ 2,700	$ 2,697
Retail	925	1,012	1,832	2,082
Interest supplements and other support costs earned from affiliated companies	806	795	1,582	1,638
Wholesale	642	276	1,241	527
Other	56	55	110	111
Total financing revenue	3,799	3,477	7,465	7,055
Depreciation on vehicles subject to operating leases	(1,264)	(1,095)	(2,445)	(2,172)
Interest expense	(1,826)	(1,386)	(3,503)	(2,812)
Net financing margin	709	996	1,517	2,071
Other revenue				
Investment and other income related to sales of receivables (Note 5)	190	443	400	888
Insurance premiums earned, net	51	52	102	104
Other income	264	143	501	313
Total financing margin and other revenue . .	1,214	1,634	2,520	3,376
Expenses				
Operating expenses	490	522	1,009	1,050
Provision for credit losses (Note 4)	4	(111)	(2)	6
Insurance expenses	64	61	106	97
Total expenses	558	472	1,113	1,153
Income from continuing operations before income taxes	656	1,162	1,407	2,223
Provision for income taxes	215	426	487	813
Income from continuing operations before minority interests	441	736	920	1,410
Minority interests in net income of subsidiaries	—	—	—	1
Income from continuing operations	441	736	920	1,409
Income from discontinued operations	—	—	—	37
Gain on disposal of discontinued operations . . .	—	4	—	4
Net income	$ 441	$ 740	$ 920	$ 1,450

The Notes to the Financial Statements in the Form 10-Q Report
are an integral part of the Financial Statements.



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	June 30, 2006		December 31, 2005
	(Unaudited)		
ASSETS			
Cash and cash equivalents.	$ 13,010	$	14,798
Marketable securities.	3,712		3,810
Finance receivables, net (Note 2)	110,847		109,876
Net investment in operating leases (Note 3)	25,345		22,213
Retained interest in securitized assets (Note 5).	1,150		1,420
Notes and accounts receivable from affiliated companies . .	830		1,235
Derivative financial instruments (Note 9).	1,564		2,547
Other assets	5,808		6,256
Total assets	$ 162,266	$	162,155
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities			
Accounts payable			
Customer deposits, dealer reserves and other	$ 1,869	$	1,890
Affiliated companies.	1,052		794
Total accounts payable	2,921		2,684
Debt (Note 7).	133,717		134,500
Deferred income taxes.	8,826		8,772
Derivative financial instruments (Note 9)	882		680
Other liabilities and deferred income	4,560		4,781
Total liabilities	150,906		151,417
Minority interests in net assets of subsidiaries	3		3
Stockholder's equity			
Capital stock, par value $100 a share, 250,000 shares			
authorized, issued and outstanding.	25		25
Paid-in surplus (contributions by stockholder)	5,117		5,117
Accumulated other comprehensive income	737		385
Retained earnings (Note 8)	5,478		5,208
Total stockholder's equity	11,357		10,735
Total liabilities and stockholder's equity	$ 162,266	$	162,155

The Notes to the Financial Statements in the Form 10-Q Report
are an integral part of the Financial Statements.



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended June 30, 2006 and 2005
(in millions)

	First Half June 30, 2006	Revised - See Note 1 First Half June 30, 2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities of continuing operations		
Net income	$ 920	$ 1,450
(Income)/loss related to discontinued operations	—	(41)
Provision for credit losses	(2)	6
Depreciation and amortization	2,582	2,461
Net gain on sales of finance receivables	(54)	(27)
Increase in deferred income taxes	32	647
Net change in other assets	1,023	1,680
Net change in other liabilities	827	(1,895)
All other operating activities	107	(29)
Net cash provided by operating activities	5,435	4,252
Cash flows from investing activities of continuing operations		
Purchase of finance receivables (other than wholesale)	(20,936)	(22,040)
Collection of finance receivables (other than wholesale)	17,240	19,826
Purchase of operating lease vehicles	(8,570)	(7,225)
Liquidation of operating lease vehicles	3,320	4,627
Net change in wholesale receivables	668	330
Net change in retained interest in securitized assets	374	504
Net change in notes receivable from affiliated companies	226	327
Proceeds from sales of receivables	2,947	16,158
Purchases of marketable securities	(8,692)	(895)
Proceeds from sales and maturities of marketable securities	8,947	251
Proceeds from sale of business	—	2,040
Transfer of cash balances upon disposition of discontinued operations	—	(5)
All other investing activities	(15)	4
Net cash (used in)/provided by investing activities	(4,491)	13,902
Cash flows from financing activities of continuing operations		
Proceeds from issuance of long-term debt	23,565	12,797
Principal payments on long-term debt	(25,880)	(19,158)
Change in short-term debt, net	72	(4,642)
Cash dividends paid	(650)	(1,450)
All other financing activities	(68)	(27)
Net cash used in financing activities	(2,961)	(12,480)
Effect of exchange rate changes on cash and cash equivalents	229	(422)
Total cash flows from continuing operations	(1,788)	5,252



Ford Motor Credit Company

Cash flows from discontinued operations

Cash flows from discontinued operations provided by operating activities	—		71
Cash flows from discontinued operations used in investing activities	—		(66)
Net (decrease)/increase in cash and cash equivalents	$ (1,788)	$	5,257
Cash and cash equivalents, beginning of period	$ 14,798	$	12,668
Cash and cash equivalents of discontinued operations, beginning of period	—		—
Change in cash and cash equivalents	(1,788)		5,257
Less: cash and cash equivalents of discontinued operations, end of period	—		—
Cash and cash equivalents, end of period	$ 13,010	$	17,925

The Notes to the Financial Statements in the Form 10-Q Report
are an integral part of the Financial Statements.





Ford Motor Credit Company

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XBRL report	fmcc-20060630.xml	
XBRL taxonomy schema	fmcc-20060630.xsd	
XBRL taxonomy linkbase	fmcc-20060630_lab.xml	
XBRL taxonomy linkbase	fmcc-20060630_pre.xml	
XBRL taxonomy linkbase	fmcc-20060630_cal.xml	